Exhibit (a)(17)

CREDIT :
       : GROUP                                        Media Relations
SUISSE :
                                                      CREDIT SUISSE GROUP
                                                      P.O. Box 1
                                                      CH-8070 Zurich
                                                      Telephone   +41-1-333 8844
                                                      Fax         +41-1-333 8877


                                                           For Immediate Release



             PENDING EXPIRATION OF CREDIT SUISSE GROUP TENDER OFFER
                     FOR DONALDSON, LUFKIN & JENRETTE, INC.


New York, 2 November 2000 - Credit Suisse Group today confirmed that all regulatory conditions to the offer to acquire all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc. - DLJ common stock of DLJ (DLJ Shares) have been satisfied and that the offer is scheduled to expire at 12:00 midnight, New York City time, today, November 2, 2000.

Credit Suisse Group entered into a Merger Agreement with DLJ on August 30, 2000 to acquire all of the outstanding DLJ Shares. In addition, Credit Suisse Group entered into a Stock Purchase Agreement with AXA and certain of its affiliates to acquire all of the AXA entities' DLJ Shares.

Based on the latest count, approximately 38,582,450 DLJ Shares have been tendered and not withdrawn pursuant to the offer, which represents approximately 73% of the outstanding DLJ Shares held by the public and, together with DLJ Shares held by AXA and its affiliates, approximately 90% of the outstanding DLJ Shares.


IMPORTANT LEGAL INFORMATION

The foregoing is qualified in its entirety by reference to the Tender Offer Statement on Schedule TO, as amended, filed by Credit Suisse Group which contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, as amended, and other filed documents, for free from the U.S. Securities and Exchange Commission website http://www.sec.gov.

Enquiries

Credit Suisse First Boston, Media Relations, New York   +1 212 325 5898

Internet

http://www.credit-suisse.com

Credit Suisse Group is one of the world's leading global financial services groups. In the asset management area, specialized business units offer state-of-the-art products and services to private and institutional investors worldwide, including insurance solutions from Winterthur. In investment banking, Credit Suisse First Boston provides comprehensive financial advisory, capital raising, sales and trading, and financial products for users and suppliers of capital around the world. Credit Suisse goes back to 1856 and is headquartered in Zurich with its main listing on the Swiss Stock Exchange. The group employs around 67,000 staff and reported assets under management of CHF 1,227 billion as at 30 June 2000.